UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-41996

HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of Hafnia Limited dated February 21, 2025 – Hafnia’s Q4 / FY 2024 financial results presentation to be held on 27 February 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt,
	Title:	Chief Financial Officer

Date: February 21, 2025